Exhibit 99.1

Investor Contact	JSB-Partners Contact
Matthew P. Duffy	Wolfgang Stoiber
Managing Director	Managing Director
LifeSci Advisors LLC	JSB-Partners
Matthew@LifeSciAdvisors.com	wstoiber@jsb-partners.com
Phone: 212-915-0685	Phone: 978-697-9753

Bioblast Pharma Reports Second Quarter 2017 Financial Results

Tel Aviv, Israel, – August 4, 2017 – Bioblast Pharma Ltd. (NasdaqCM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Financial Results and Cash Position

•	R&D Expenses: Research and development expenses were $0.9 million for the quarter ended June 30, 2017, compared to $1.9 million for the same period in 2016. The decrease was primarily related to reduced clinical trial related activities, specifically as our planned Phase 2b clinical study in Ocular Pharyngeal Muscular Dystrophy patients has not been initiated.

•	Pre-Commercial Expenses: Pre-commercial expenses were $0.1 million for the quarter ended June 30, 2017, compared to $0.1 million for the same period in 2016.

•	G&A Expenses: General and administrative expenses were $0.7 million for the quarter ended June 30, 2017, compared to $1.7 million for the same period in 2016. The decrease was primarily related to downsizing of the management team, which took effect primarily in the second quarter of 2016, offset by costs related to a terminated securities offering, announced on April 6, 2017.

•	Net Loss: For the quarter ended June 30, 2017, net loss attributable to holders of ordinary shares was ($1.6) million, or ($0.10) per basic and diluted share, as compared to a net loss of ($3.7) million, or ($0.22) per share, for the same period in 2016.

•	Cash Position: Cash, cash equivalents and short-term bank deposits as of June 30, 2017, were $5.2 million, compared to $7.1 million as of March 31, 2017, primarily reflecting our second quarter operating expenditures.

Post Second Quarter 2017 Activities

•	As part of the continuing effort to reduce expenditures, the Company announced that Colin Foster and Ralf Rosskamp, MD, have submitted their resignations as members of the Board of Directors, effective August 31, 2017.

•	The number of employees has been reduced to three, including the Chief Executive Officer, the Chief Medical Officer and the Chief Financial Officer, all of whom are working to assist JSB-Partners, which is the Company’s exclusive advisor to find a third party for partnership or merger opportunities.

•	In addition, a comprehensive review of operations has identified expenses that have been eliminated or cut back across-the-board.

About Bioblast

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. Bioblast is traded on the NASDAQ under the symbol “ORPN.” For more information, please visit our website: www.BioblastPharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward-looking statements when we discuss exploring partnership or merger opportunities, and when we imply that our product candidate may successfully treat certain medical conditions. In addition, historic results of scientific research and clinical and preclinical studies do not guarantee that the conclusions of future research or studies will suggest identical or even similar conclusions or that historic results referred to in this press release would not be interpreted differently, in light of additional research and clinical and preclinical study results. Because such statements deal with future events and are based on Bioblast Pharma Ltd.’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in Bioblast Pharma’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 24, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share amounts

	Three Months Ended		Six Months Ended
	June 30		June 30
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Research and development	$883	$1,935	$1,982	$3,793
Pre-commercialization	65	64	471	836
General and administrative	703	1,723	1,838	3,585
Total operating expenses	1,651	3,722	4,291	8,214
Loss from operations	(1,651)	(3,722)	(4,291)	(8,214)

Financial income, net	21	14	29	41

Loss before taxes on income	(1,630)	(3,708)	(4,262)	(8,173)

Taxes on income	3	(23)	43	106

Net loss	$(1,633)	$(3,685)	$(4,305)	$(8,279)

Net loss attributable to Ordinary shareholders	$(1,633)	$(3,685)	$(4,305)	$(8,279)

Net loss per share attributable to Ordinary shareholders - basic and diluted	$(0.10)	$(0.22)	$(0.26)	$(0.54)

Weighted average number of Ordinary shares outstanding - basic and diluted	16,452,126	16,391,770	16,421,948	15,429,877

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share amounts

	June 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,163	$6,871
Short-term bank deposits	-	3,007
Receivables and prepaid expenses	342	663
Property and equipment, net	9	-
Total current assets	5,514	10,541

LONG-TERM ASSETS:
Long-term assets	-	18
Property and equipment, net	-	71
Total long-term assets	-	89

TOTAL ASSETS	$5,514	$10,630

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$89	$700
Other accounts payable	703	1,231
Total current liabilities	792	1,931

LONG-TERM LIABILITIES	-	-

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at June 30, 2017 and December 31, 2016; Issued and outstanding shares 16,711,301 at June 30, 2017 and 16,391,770 at December 31, 2016	46	45
Additional paid-in capital	48,790	48,463
Accumulated deficit	(44,114)	(39,809)
Total stockholders’ equity	4,722	8,699
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,514	$10,630

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six Months Ended
	June 30
	2017	2016
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(4,305)	$(8,279)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and disposal of property and equipment	64	13
Share based compensation	328	(256)
Interest on short-term deposit	7	42
Changes in operating assets and liabilities:
Decrease (increase) in receivables and prepaid expenses	321	(33)
Decrease (increase) in long-term assets	18	(23)
Decrease in trade payables	(611)	(793)
Increase (decrease) in other accounts payable	(528)	(253)
Increase in long-term liabilities	-	(70)

Net cash used in operating activities	(4,706)	(9,652)

Cash flow from investing activities

Withdraw of short term deposits	3,000	5,000
Purchase of property and equipment	(2)	(10)
Net cash used in investing activities	2,998	4,990

Cash flow from financing activities

Proceeds from exercise of options	*	-
Issuance of shares and warrants, net	-	6,090
Net cash provided by financing activities	-	6,090

Increase (decrease) in cash and cash equivalents	(1,708)	1,428
Cash and cash equivalents, beginning of the year	6,871	7,286

Cash and cash equivalents, end of the year	$5,163	$8,714

*	represents an amount less than $1,000